November 25, 2015

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E; Mail Stop 4628

Washington, D.C. 20549

Re:          Jones Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 6, 2015

Response Dated September 29, 2015

File No. 1-36006

Dear Mr. Horowitz:

On behalf of Jones Energy, Inc. (“Jones Energy”), this letter responds to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment, dated October 27, 2015, with respect to the above-referenced filings (the “Comment Letter”). For your convenience, the comments provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter and the response on behalf of the Jones Energy is set forth immediately below the text of the applicable comment.

Form 10-K for Fiscal Year Ended December 31, 2014

Our Operations, page 9

Arkoma Basin, page 11

1.              Your response to prior comment 1 refers to the PUD locations to be earned under the farm-out agreement with Vanguard Natural Resources that will be forfeited unless drilling of three additional wells has begun by April 2016. Considering that you have decided to not finance any development activity in the Arkoma basin during 2015, please tell us how you considered providing disclosure addressing uncertainties affecting this component of your proved reserve quantities. Refer to FASB ASC 932-235-50-10. With your response, please quantify the proved reserves associated with this agreement.

Response:

As disclosed on pages 4 and 12 of our Annual Report on Form 10-K for the year ended December 31, 2014, the 38 PUD locations to be earned under the Vanguard agreement will be forfeited unless drilling of another three wells has begun by April 2016. These 38 PUD locations contained an estimated 4,388 MBoe of net proved reserves as of December 31, 2014, comprised of 20,229 MMcf of natural gas and 1,016 MBbls of NGLs. This represented approximately 8.0% of total reserves and approximately 7.3% of all PUD locations. There are no underlying assets recorded on the balance sheet associated with these locations. As of December 31, 2014, the Company had the ability and intent to drill these 38 PUD locations.

As of November 25, 2015, the underlying leases associated with five of these PUD locations have since been allowed to expire by Vanguard. The five PUD locations contained an estimated 328 MBoe of net proved reserves as of December 31, 2014, comprised of 1,084 MMcf of natural gas and 147 MBbls of NGLs. At this time, no determination has been made by Management that would change our ability and/or intent as to the further development of the remaining PUD locations. In our Annual Report on Form 10-K for the year ended December 31, 2015, which will be filed on or around March 4, 2016, we will provide an updated status regarding the number of locations subject to expiration and the volume of related reserves and the Company’s plan to develop the locations.

2.              Your response to prior comment 1 states that leases relating to nine PUD locations which were included in the count reported in your Form 10-K for the year ended December 31, 2014 had expired as of September 29, 2015. Please quantify the PUDs related to these leases.

Response:

These nine PUD locations which were included in the count reported in our Annual Report on Form 10-K for the year ended December 31, 2014 that have since expired as of September 29, 2015 contained an estimated 946 MBoe of net proved reserves as of December 31, 2014, comprised of six MBbls of oil, 3,093 MMcf of natural gas and 425 MBbls of NGLs. This represented approximately 1.7% of both total reserves and all PUD locations. There are no underlying assets recorded on the balance sheet associated with these locations. As discussed in Response #1 above, five of the nine PUD locations were related to leases under the Vanguard agreement that subsequently expired.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Notes to the Consolidated Financial Statements

Note 3 — Fair Value Measurement, page 9

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 11

3.              It does not appear that your response to prior comment 5 adequately addresses the implications of uncertainties associated with the methods, assumptions, and estimates used in reviewing your proved oil and gas properties for impairment. Please revise to provide additional disclosure as part of your description of the process through which you test for impairment under the successful efforts method. Specifically, your revised disclosure should:

•                  Describe changes to the key assumptions used to determine undiscounted cash flows including, but not limited to, the effect of updating your proved reserve quantities;

•                  Discuss the degree of uncertainty associated with all key assumptions including those related to the revision of reserve quantities and the estimation of future cash flows; and

•                  Identify potential events and/or changes in circumstances that you reasonably expect to negatively affect these key assumptions.

Response:

In future filings we will expand such disclosure to clarify the degree of uncertainty associated with our key assumptions regarding impairment as follows:

[Disclosure B]: “Periodic revisions to the estimated reserves and related future cash flows may be necessary as a result of a number of factors, including changes in oil and natural gas prices, reservoir performance, new drilling and completion, purchases, sales and terminations of leases, drilling and operating cost changes, technological advances, new geological or geophysical data or other economic factors. All of these factors are inherently estimates and are inter-dependent. While each variable carries its own degree of uncertainty, some factors, such as oil and natural gas prices, have historically been highly volatile and may be highly volatile in the future. This high degree of volatility causes a high degree of uncertainty associated with the estimation of reserve quantities and estimated future cash flows. Therefore, future results are highly uncertain and subject to potentially significant revisions. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. We cannot predict the amounts or timing of future reserve revisions, as such revisions could be negatively impacted by:

•                  Declines in commodity prices or actual realized prices below those assumed for future years;

•                  Increases in service costs;

•                  Increases in future global or regional production or decreases in demand;

•                  Increases in operating costs;

•                  Reductions in availability of drilling, completion, or other equipment.

If such revisions are significant, they could significantly affect future amortization of capitalized costs and result in an impairment of assets that may be material.”

4.              Your response to prior comment 5 states that the disclosure of the percentage by which the undiscounted cash flows of your proved properties exceeded the carrying value of those properties at June 30, 2015 would not provide any useful information to investors. However, it appears that quantitative information should be provided based on the disclosure provided in your Form 10-Q which indicates that outcomes deemed reasonably likely to occur by management could lead to an impairment charge in future periods. Please revise your disclosure accordingly. Refer to Section V of SEC Release No. 33-8350.

Response:

The referenced disclosure on page 34 of our Form 10-Q for the period ended June 30, 2015 states:

[Disclosure A]: The Company assessed its proved and unproved properties for impairment as of June 30, 2015 and no impairment charges were recorded. However, future price declines, or a period of sustained low commodity prices, could result in a significant impairment charge in one or more future periods. Furthermore, in addition to commodity prices, our production rates, levels of proved reserves, future development costs, and other factors affect our impairment analyses and may lead to an impairment charge in future periods.

By stating the above, we did not intend to imply that an impairment charge in future periods was “deemed reasonably likely to occur by management”. Instead, the intent by including this language was to convey that:

“…future results are highly uncertain and subject to potentially significant revisions.”

Therefore, to address the Staff’s request, we will remove the language in [Disclosure A] from future filings, and instead include the statement above as proposed in Response #3 [Disclosure B].

Jones Energy hereby acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (512) 493-4899.

Sincerely,

/s/ Robert J. Brooks

Robert J. Brooks
Chief Financial Officer